Exhibit 99.2

SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA IEOQ 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class PLAN HOLDERS Holder Account Number C9999999999 IND Voting Instruction Form ("VIF") - Special Meeting of Shareholders to be held on March 31, 2026 This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of the Company and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. VIFs submitted must be received by 11:00 am, Toronto time, on March 27, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 ------- Fold ------- Fold IEOQ_PRX2_381961/000001/000001/i 000001

C9999999999 IND SAM SAMPLE ------- Fold ------- Fold PR1 Appointment of Proxyholder I/We being holder(s) of securities of Allied Gold Corporation (the “Corporation”) hereby appoint: Peter Marrone, Chairman and Chief Executive Officer, or failing this person, Sofia Tsakos, Chief Legal Officer and Corporate Secretary (the "Management Nominees") OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held at St. Andrew's Lounge, 27th Floor, 150 King Street West, Toronto, Ontario M5H 1J9 on March 31, 2026 at 11:00 am, Toronto time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Arrangement Resolution To consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List), and if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular of Allied Gold Corporation (“Allied”) dated February 25, 2026 (the “Circular”), to approve a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) involving Allied and Zijin Gold International Company Limited (“Zijin”), as may be amended, modified or supplemented in accordance with the arrangement agreement dated January 26, 2026 between Allied and Zijin, as may be amended from time to time, as more particularly described in the Circular. For Against Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signature(s) Date Signing Capacity I E O Q 3 8 1 9 6 1 2 P R A R 0 9 9 9 9 9

SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X AUSTRALIA IEOQ 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class PLAN HOLDERS Holder Account Number C9999999999 IND Voting Instruction Form ("VIF") - Special Meeting of Shareholders to be held on March 31, 2026 This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of the Company and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. VIFs submitted must be received by 11:00 am, Toronto time, on March 27, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 312-588-4290 Direct Dial To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 ------- Fold ------- Fold IEOQ_PRX2_381961/000002/000002/i 000002

C9999999999 IND SAM SAMPLE ------- Fold ------- Fold PR1 Appointment of Proxyholder I/We being holder(s) of securities of Allied Gold Corporation (the “Corporation”) hereby appoint: Peter Marrone, Chairman and Chief Executive Officer, or failing this person, Sofia Tsakos, Chief Legal Officer and Corporate Secretary (the "Management Nominees") OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held at St. Andrew's Lounge, 27th Floor, 150 King Street West, Toronto, Ontario M5H 1J9 on March 31, 2026 at 11:00 am, Toronto time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Arrangement Resolution To consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List), and if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular of Allied Gold Corporation (“Allied”) dated February 25, 2026 (the “Circular”), to approve a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) involving Allied and Zijin Gold International Company Limited (“Zijin”), as may be amended, modified or supplemented in accordance with the arrangement agreement dated January 26, 2026 between Allied and Zijin, as may be amended from time to time, as more particularly described in the Circular. For Against Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signature(s) Date Signing Capacity I E O Q 3 8 1 9 6 1 2 P R A R 0 9 9 9 9 9